Exhibit 21

Indevus Pharmaceuticals, Inc.

Subsidiaries of the Registrant

Name	State of Incorporation/Organization
CPEC LLC	Delaware (1)
IPI Management Corp.	Massachusetts
Ledgemont Royalty Sub LLC	Delaware
Valera Pharmaceuticals, Inc.	Delaware
Valera Pharmaceuticals Ireland Limited	Ireland (2)

(1)	Indevus owns approximately 65% of the outstanding membership interests in CPEC LLC.
(2)	Valera Pharmaceuticals, Inc. owns 100% of the outstanding membership shares in Valera Pharmaceuticals Ireland Limited.